August 28, 2024

Jeffrey Thiede
President and Chief Executive Officer
Everus Construction Group, Inc.
1730 Burnt Boat Drive
Bismarck, ND 58503

        Re: Everus Construction Group, Inc.
            Amendment No. 3 to Draft Registration Statement on Form 10-12B Submitted August 9, 2024
            CIK No. 0002015845
Dear Jeffrey Thiede:

     We have reviewed your amended draft registration statement and have the following comment.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form 10-12B submitted August 9, 2024
Exhibit 99.1 Information Statement of Everus Construction Group, Inc. Management, page 110

1. We note the addition of executive officers following the distribution. Please revise to disclose the dates and duration of Mr. Marcy's employment during the past five years.
       See Item 401(e) of Regulation S-K.
       Please contact Peter McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Isabel Rivera at 202-551-3518 with any other questions.
 August 28, 2024
Page 2



                               Sincerely,

                               Division of Corporation Finance
                               Office of Real Estate & Construction
cc:   John L. Robinson, Esq.